Fuzhou	Hong Kong
18-19/F, Zhongshan Building A,	Suite 5201-3, The Center,
No. 154 Hudong Road, Gulou District, Fuzhou	99 Queen’s Road Central, Hong Kong
Tel: +86 (591) 88016910 Fax: +86 (591) 87275290	Tel: +852 3989 6288 Fax: +852 2997 8178

September 14, 2020

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Pingtan Marine Enterprise Ltd.

Registration Statement on Form S-3

Filed on September 4, 2020

File No. 333-248620

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pingtan Marine Enterprise Ltd. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:30 p.m., Eastern Standard Time, on September 15, 2020 or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Yuri Mikulka of Alston & Bird LLP at (213) 576-1000.

Sincerely,

Pingtan Marine Enterprise Ltd.

By:	/s/ Xinrong Zhuo
Xinrong Zhuo
Chairman and Chief Executive Officer